SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 105486 / May 14, 2026

Admin. Proc. File No. 3-21292

In the Matter of

AMERITRUST CORPORATION

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of each class of the company's securities registered under Exchange Act Section 12.

APPEARANCES:

Jong Sun Kim, *Yun Young Lee*, and *Seok Song Kang*, for Ameritrust Corporation.

Samantha Williams and *Sandhya C. Harris*, for the Division of Enforcement.

On February 1, 2023, the Securities and Exchange Commission issued an order instituting proceedings ("OIP") against Respondent Ameritrust Corporation ("Ameritrust") (CIK No. 1372954; ticker ATCC) under Section 12(j) of the Securities Exchange Act of 1934 alleging that it did not file required periodic reports.[1] After Ameritrust answered, the Division of Enforcement filed a motion for summary disposition requesting that the Commission revoke all registered classes of Ameritrust's securities. Ameritrust does not dispute that it has failed to file required periodic reports but claims that it should be given time to bring those filings up to date. For the reasons below, we grant the Division's motion and revoke the registration of each class of Ameritrust's securities registered under Exchange Act Section 12.

I.   Background

Ameritrust is a Wyoming corporation located in Cheyenne, Wyoming, with a class of securities registered under Exchange Act Section 12. That registration subjected Ameritrust to the Exchange Act's periodic filing requirements.[2] EDGAR filing history reflects that Ameritrust last filed a required periodic report with the Commission on September 8, 2021: a late Form 10-Q for the period ending June 30, 2021, reporting a net loss of approximately $6.6 million for the previous six months.[3]

After determining that Ameritrust was properly served with the OIP, the Commission ordered the company to show cause why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding.[4] In response, Jong Sun Kim, representing herself as Ameritrust's secretary and CEO, requested a stay of this proceeding so that the company could complete its delinquent filings. In December 2023, the Commission denied Ameritrust's stay request, discharged the show cause order, and ordered Ameritrust to file an answer by March 21, 2024.[5]

Jong Sun Kim filed responses acknowledging that the company was delinquent in its periodic filings, and again requesting that the proceeding be postponed so that Ameritrust could submit its overdue reports, which it promised to do within 90 days. In April 2024, the Commission directed the parties to conduct a prehearing conference.[6]

The Commission subsequently received additional filings from other individuals purporting to represent Ameritrust. Yun Young Lee filed a notice of appearance stating that he was a principal of Ameritrust; while Seok Song Kang and Jong Sun Kim each filed letters stating that they were Ameritrust principals and that Yun Young Lee was not. Seok Song Kang's letter requested postponement of this proceeding, claimed Ameritrust had begun work on its

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[1]   *Ameritrust Corp.*, Exchange Act Release No. 96789, 2023 WL 1464404 (Feb. 1, 2023).

[2]   *See* 15 U.S.C. § 78m(a).

[3]   *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . .").

[4]   *Ameritrust Corp.*, Exchange Act Release No. 97121, 2023 WL 2494624 (Mar. 13, 2023).

[5]   *Ameritrust Corp.*, Exchange Act Release No. 99235, 2023 WL 8877631 (Dec. 22, 2023).

[6]   *Ameritrust Corp.*, Exchange Act Release No. 99977, 2024 WL 1672039 (Apr. 17, 2024).

delinquent reports, and stated that Ameritrust would not attend the prehearing conference by the Commission-ordered May 1, 2024 deadline, but would do so after it submitted a Form 8-K reflecting certain leadership changes—which the company filed in June 2024, identifying Seok Song Kang as its CEO.

Yun Young Lee attended the Commission-ordered prehearing conference and filed a status report stating that Ameritrust was working to submit its delinquent filings. The Division filed a separate status report, stating that it terminated the prehearing conference after Yun Young Lee claimed Ameritrust was represented by counsel—at which point the Division directed Ameritrust to communicate with it through that counsel.

The Division subsequently moved for summary disposition. In September 2024, three months after Ameritrust filed a Form 8-K identifying Seok Song Kang as CEO, he filed a response stating that the company was "well aware that the 10K, 10Q report[s] should be submitted" but requested that the proceeding be postponed so that the company could prepare and file its overdue reports "as soon as possible." In doing so, Seok Song Kang offered the same reasons for Ameritrust's delinquencies as it had repeatedly set forth in its earlier filings: it had undergone various leadership changes that made it difficult to access key documents; it lacked funds due to a 2023 asset freeze imposed by a federal district court in a Commission enforcement proceeding; it was awaiting valuation of Chinese real estate assets, which Ameritrust's previous leadership had been unable to complete due to health issues and COVID-19 travel restrictions; and it needed additional time to retain counsel and an accountant. Seok Song Kang also claimed that the Commission lacked Ameritrust's official position on its delinquent filings because the Division met with Yun Young Lee, who was not an Ameritrust principal.

To date, Ameritrust has not filed any of its delinquent periodic reports.

II. Analysis

A. Summary disposition is appropriate.

Under Commission Rule of Practice 250, a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[7] We view the facts in the light most favorable to the non-moving party, but that party must produce evidence to demonstrate that there is a genuine and material factual dispute that necessitates an in-person evidentiary hearing.[8] Ameritrust has not requested a hearing, admits its reporting delinquencies, and identifies no evidence creating a genuine issue of material fact. For this reason and the reasons below, we

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[7]   17 C.F.R. § 201.250(b).

[8]   *United Dev. Funding III, LP*, Exchange Act Release No. 89535, 2020 WL 4720528, at *2 (Aug. 12, 2020).

find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[9]

B. Ameritrust violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to revoke the registration of a security if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[10] Exchange Act Section 13(a) requires issuers of registered securities, such as Ameritrust, to file periodic reports with the Commission "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[11] Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Section 13(a), including the deadlines for filing these reports.[12] A violation of these provisions does not require scienter.[13]

The record establishes that Ameritrust had a class of securities registered with the Commission under Exchange Act Section 12(g) and, at the time of the OIP, Ameritrust had failed to comply with these provisions by not filing five required reports that were due between December 29, 2021, and December 29, 2022. Ameritrust does not dispute this delinquency, and despite repeatedly claiming it would soon come into compliance, has not filed a timely periodic report since June 2021. Nor would the filing of such late reports change that Ameritrust still failed to comply with its obligation to file timely reports as alleged in the OIP.[14]

We therefore find that Ameritrust violated Section 13(a) and Rules 13a-1 and 13a-13 and thus turn to whether suspension or revocation is necessary or appropriate under Section 12(j).

C. We deem it necessary and appropriate to revoke the registration of each class of Ameritrust's securities that is registered under Exchange Act Section 12.

Because Ameritrust failed to make filings required by the Exchange Act and the regulations thereunder, Section 12(j) authorizes us, as we deem "necessary or appropriate for the

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[9]   *See Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that summary disposition is appropriate in Section 12(j) proceedings "where the issuer has not disputed the facts that constitute the violation").

[10]   15 U.S.C. § 78*l*(j).

[11]   15 U.S.C. § 78m(a).

[12]   17 C.F.R. §§ 240.13a-1, .13a-13; *see also* 15 U.S.C. § 78m(a).

[13]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap.*, 2012 WL 2499350, at *5); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[14]   *See LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980, at *3 (Nov. 29, 2022) (finding that issuer's subsequent filing of reports that were delinquent at the time of the OIP "does not provide a defense to the OIP's allegations of reporting violations").

protection of investors," to revoke the registration of Ameritrust's securities.[15] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[18] These factors all favor revocation here.

Ameritrust's violations were serious and recurrent in that it has not filed a single required annual or quarterly report for any period after June 30, 2021. Indeed, Ameritrust remains delinquent and has filed no periodic reports since the issuance of the OIP.[19] Ameritrust's last report also disclosed a net loss of more than $6.6 million for the first six months of 2021, meaning that the company's failure to file another report after that disclosure has deprived investors of critical information about whether the company's financial situation has continued, worsened, or improved.[20] As the Commission has repeatedly explained, the "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[21] An issuer's failure to file periodic reports violates "a central provision of the

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[15]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[19]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20]   *See, e.g.*, *LegacyXChange*, 2022 WL 17345980, at *5 (finding that "financial difficulties are precisely the kind of information that is material to current and prospective investors" and that "failure to timely disclose such difficulties aggravates . . . violations"); *China-Biotics*, 2013 WL 5883342, at *11 (finding that delinquencies were "especially serious" when they "coincided with significant changes to the company's financial results[ ] [and] . . . business model").

[21]   *Am.'s Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.)*, Exchange Act Release

Exchange Act . . . [,] depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22]

Ameritrust has also shown a high degree of culpability. The company was plainly aware of its delinquencies and the importance of filing required reports, as multiple company representatives filed letters with the Commission acknowledging Ameritrust's late filings and promising to bring them up to date.[23] Such a failure to file periodic reports "in knowing disregard of regulatory responsibilities" evidences a high degree of culpability.[24]

We do not find this culpability lessened by the claims that leadership changes and a 2023 asset freeze hindered the company's ability to regain compliance.[25] As the Commission has explained, business issues such as financial shortfalls, a "lack of staff," or "difficulties finding . . . legal and accounting professionals" do not excuse an issuer's missed periodic reports because such challenges are precisely the kind of material information that "would have been significant to both current and potential investors in evaluating whether they wanted to buy, sell or hold [the issuer's] securities."[26] And Ameritrust stopped making periodic filings approximately two years before the asset freeze and its leadership changes, further undercutting any claim that these issues prevented it from remedying its delinquencies.

Similarly, we do not find Ameritrust's culpability lessened by claims that the COVID pandemic and health issues prevented the company's former CEO from travelling to China to verify real estate valuations. Ameritrust has since retained a Chinese law firm to conduct that

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No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[22]   *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (finding that a "'long history of ignoring . . . reporting obligations'" evidences a "'high degree of culpability'" (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3)).

[24]   *Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019); *see also Gateway*, 2006 WL 1506286, at *5 & n.28 (revoking respondent's registration and finding "a high degree of culpability" because respondent "knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

[25]   *SEC v. Seong Yeol Lee*, No. 23-cv-00125, Dkt. No. 57 (D. Conn. Sept. 5, 2023) (imposing asset freeze after Ameritrust defaulted in a Commission-filed civil action alleging that Ameritrust and its then-CEO defrauded investors through the offer and sale of Ameritrust's penny stock).

[26]   *Advanced Life Scis.*, 2017 WL 3214455, at *3; *see also China-Biotics*, 2013 WL 5883342, at *11 (finding that it is "especially serious" for an issuer to fail to make periodic reports during periods that coincide with material developments).

valuation—and Ameritrust has filed reports and letters from that firm in this proceeding—yet Ameritrust remains delinquent.[27]

We also give little credibility to the various assurances that Ameritrust will regain compliance any time soon or maintain such compliance. Individuals representing the company have repeatedly asserted that Ameritrust will bring its periodic filings up to date—stating that it has engaged or plans to engage an accountant; that it is attempting to raise funds through property verifications; and that it will retain counsel. But Ameritrust has not met any of these self-imposed deadlines. The five periodic reports that were delinquent as of the OIP remain delinquent, and thirteen more periodic reports have since become delinquent.[28] In short, Ameritrust's vague promises and insufficient remedial steps do not provide the "strongly compelling showing" necessary to justify a sanction less than revocation in light of its serious and recurrent violations.[29]

We also deny Ameritrust's request for additional time to remedy its filings. Seok Song Kang, representing himself as Ameritrust's CEO, argues that the Commission has not yet received the company's "official position," blaming Yun Young Lee's attempt to represent Ameritrust at the pre-hearing conference. But Seok Song Kang then repeats the same arguments uniformly made in the other submissions in this case that Ameritrust is attempting to remedy its deficient filings, but lacks funds and needs more time to complete the process.[30] We addressed those arguments above and thus find that the parties' conduct with respect to the prehearing conference does not preclude summary disposition.

The Commission has recognized that, "in any deregistration[,] current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration."[31] But Ameritrust's failure to timely file periodic reports has harmed, and

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[27]   *See, e.g.*, *Advanced Life Scis.*, 2017 WL 3214455, at *4 (finding that "business difficulties do not excuse [a] failure to file"); *cf. Smartag Int'l, Inc.*, Exchange Act Release No. 96755, 2023 WL 1066737, at *4 (Jan. 26, 2023) (determining that "COVID travel restrictions" did not mitigate the respondent's repeated failure to file periodic reports) (quotation marks omitted); *LegacyXChange*, 2022 WL 17345980, at *5 n.36 (determining that "adverse effects from the pandemic on businesses generally" did not lessen respondent's culpability).

[28]   *Cf. Talon*, 2019 WL 6324601, at *7 (finding that a company's "extensive record of failing to meet [its] self-imposed deadlines" provided reasons to doubt its assurances that it would maintain its required periodic filings).

[29]   *Cf. Absolute Potential*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 & n.35 (Apr. 4, 2014) (finding insufficient company's "vague representations" that it would take "all necessary steps to ensure ongoing compliance" and had established "regular and reliable relationships with new accountants and auditors").

[30]   We also note that if Yun Young Lee was not authorized to attend the prehearing conference on Ameritrust's behalf, then no representative of Ameritrust conferred with the Division by the May 1, 2024, deadline.

[31]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *4 (July 5, 2006).

continues to harm, both current and prospective shareholders because they must make investment decisions without the current and comprehensive financial information that those reports would provide.[32] Accordingly, we find it necessary and appropriate for the protection of investors to revoke the registration of each class of Ameritrust's securities registered under Exchange Act Section 12.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

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[32]   *See LegacyXChange*, 2022 WL 17345980, at *7 (finding that respondent's failure to timely file periodic reports harmed both current and prospective investors); *China-Biotics*, 2013 WL 5883342, at *14 (finding that "[a]ll investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105486 / May 14, 2026

Admin. Proc. File No. 3-21292

In the Matter of

AMERITRUST CORPORATION

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of each class of the securities of Ameritrust Corporation (CIK No. 1372954; ticker ATCC) registered under Section 12 of the Securities Exchange Act of 1934 is hereby revoked under Exchange Act Section 12(j).

The revocation is effective as of May 15, 2026.

By the Commission.

Vanessa A. Countryman
Secretary